CODE OF CONDUCT

Silver Standard Resources Inc.

Introduction

Our Board of Directors has adopted this Code of Conduct to provide principles for the purpose of promoting:

  honest and ethical conduct, including the ethical administration of actual or apparent conflicts of interest between personal and professional relationships;

  full, fair, accurate, timely and understandable disclosure in and of reports and documents that we file with, or submit to, the Securities and Exchange Commission and in other public communications;

  compliance with applicable governmental laws, rules and regulations;

  the prompt internal reporting of violations of our Code of Conduct; and

  accountability for adherence to our Code of Conduct.

Our Code of Conduct applies to all of our employees, consultants, directors and officers, including our Chief Executive Officer, Chief Financial Officer and other senior financial officers performing similar functions. In our Code of Conduct these individuals are referred to as “you”, and Silver Standard Resources Inc. is referred to as “Silver Standard”, “we” or “our”.

Principles

1.

You shall act with honesty and integrity in the performance of your duties. You shall comply with all domestic and foreign laws, rules and regulations of federal, provincial, state and local governments and other private and public regulatory agencies that affect the conduct of our business and our financial and other reporting.

2.

You are responsible for full, fair, accurate, timely and understandable disclosure in the reports and documents that we file with, or submit to, the Securities and Exchange Commission and Canadian Securities Administrators and in our other public communications. Accordingly, each of you is responsible for promptly bringing to the attention of Silver Standard’s General Counsel (the “General Counsel”), any material information of which you may become aware that affects our disclosure in our public filings.

3.

You shall promptly bring to the attention of the General Counsel any information you may have concerning evidence of a material violation of the securities or other laws, rules or regulations applicable to us and the operation of our business or any violation of this Code of Conduct. You may also use the complaint procedures that have been established by our Audit Committee, and which are set out below and in our Whistle Blower Policy. In either event, any reporting is confidential and you are protected from retaliation for complaints made or concerns raised in good faith.

October 2012

4.

You shall promptly bring to the attention of the General Counsel any information you may have concerning (a) significant deficiencies in the design or operation of internal controls which could adversely affect our ability to record, process, summarize and report financial data or (b) any fraud, whether or not material, that involves management or other employees, including those who have a significant role in our financial reporting, disclosures or internal controls.

5.

You must avoid any personal activity or association that could appear to influence your judgment or affect our best interests. You shall promptly bring to the attention of the General Counsel any information you may have concerning any actual or apparent conflicts of interest between personal and professional relationships, involving any management or other employees, including those who have a significant role in our financial reporting, disclosures or internal controls.

6.	You will not be adversely affected because you refuse to carry out a directive which you reasonably believe to constitute or, in fact, constitutes a violation of any of the foregoing.

Reporting Violations

If you observe or become aware of an actual or potential violation of this Code of Conduct or of any law or regulation, it is your responsibility to report the circumstances of the actual or potential violation as provided below. You are also required to cooperate in the investigation by Silver Standard of the actual or potential violation of this Code of Conduct. Any employee who in good faith raises an issue regarding a possible violation of law or this policy will not be subject to retaliation, and his or her confidentiality will be protected to the extent possible, consistent with law, corporate policy and the requirements necessary to conduct an effective investigation.

To report an actual or potential violation of this Code of Conduct, you should contact the General Counsel, either in person or in writing, at: telephone (604) 689-3846, email: generalcounsel@silverstandard.com, by mail: 1400, 999 West Hastings Street, Vancouver BC V6C 2W2. The General Counsel will forward the report to the Chair of the Audit Committee and retain a copy of the report until the report is addressed at a meeting of the Board of Directors or until such time as the Chair of the Audit Committee confirms that the Board of Directors has satisfactorily addressed the report of the actual or potential violation of this Code of Conduct.

October 2012

If you are not satisfied with the General Counsel’s response or require an alternative means of reporting a violation, you may also report an actual or potential violation of this Code of Conduct directly to the Chair of the Audit Committee by sealing the report in an envelope marked:

Confidential Employee Concern
Attention: Chair of the Audit Committee
c/o Silver Standard Resources Inc.
1400-999 West Hastings Street
Vancouver, BC V6C 2W2

Email: whistleblower@silverstandard.com

If you have any questions or concerns about the above procedures, please call 604-689-3846 and ask to be transferred to the General Counsel or the Chair of the Audit Committee.

Violations and Waivers

The Board of Directors shall be advised of all reported violations of this Code of Conduct and to the extent possible, take necessary precautions to maintain the confidentiality of the report.

Our Board of Directors shall determine, with or without the advice of others, appropriate actions to be taken in the event there is a violation of this Code of Conduct. These actions shall be reasonably designed to deter wrongdoing and to promote accountability for adherence to this Code of Conduct. Actions may range from written notice to the individual involved that the Board has determined that there has been a violation to the termination of the individual's employment. In determining what action is appropriate in a particular case, the Board of Directors will take into account all relevant information, including the nature and severity of the violation, whether the violation was a single occurrence or repeated occurrences, whether the violation appears to have been intentional or inadvertent, whether the individual in question had been advised prior to the violation as to the proper course of action and whether or not the individual in question had committed other violations in the past.

No waivers of any provision of this Code of Conduct may be made except by the Board of Directors. Only the Board of Directors may amend this Code of Conduct. Any waiver or amendment shall be reported as required by law or regulation.

October 2012